Derek J. Dostal derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

November 24, 2021

Re:	Valor Latitude Acquisition Corp.

Form 8-K Filed on November 23, 2021

File No. 001-40322

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Frank Knapp

Mr. Knapp:

On behalf of our client, Valor Latitude Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 23, 2021 (the “Comment Letter”). On November 23, 2021, the Company publicly filed a current report on Form 8-K (the “Current Report”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission. The Company has revised the Current Report in response to the Staff’s comments and is filing concurrently with this letter, on a public basis via EDGAR, an amendment to the Current Report on Form 8-K/A (“Amendment No. 1”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Combined Interim Review

1.

Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1.

* * *

Please do not hesitate to contact me at 212-450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal

Derek J. Dostal

cc:	Mario Mello, Chief Executive Officer, Valor Latitude Acquisition Corp.

J. Douglas Smith, Chief Financial Officer, Valor Latitude Acquisition Corp.

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